Filed by Trelawney Mining and Exploration Inc. pursuant to Rule 425 under the Securities Act of 1933
Commission file numbers: 333-175537; 333-176756
Subject Company: Augen Gold Corp.
Commission file number: 132-02739

TRELAWNEY ANNOUNCES EXPIRY OF BID AND ADDITIONAL TENDER OF AUGEN GOLD CORP. SHARES

- Trelawney expects to complete transaction by way of a compulsory acquisition -

September 23, 2011 – Toronto, Ontario – Trelawney Mining and Exploration Inc. (“Trelawney”) (TSXV: TRR, Frankfurt: RTW) announces that an additional 17,778,371 common shares of Augen Gold Corp. (“Augen Gold”) (TSXV: GLD) have been validly deposited to its offer to acquire all of the issued and outstanding shares of Augen Gold (the “Offer”).  These additional common shares bring the total number of common shares of Augen Gold (“Augen Gold Shares”) deposited to the Offer to date to 154,692,361 or approximately 93% of the issued and outstanding Augen Gold Shares.  Trelawney will take up and pay for these additional common shares deposited to the Offer no later than three business days after being taken up.  The Offer has now expired.

Given that more than 90% of the issued and outstanding Augen Gold Shares have been deposited to the Offer, Trelawney will exercise its rights under the compulsory acquisition provisions of the Business Corporations Act (Ontario) to acquire all of the outstanding Augen Gold Shares that it does not currently own. As set out in its bid circular in connection with the Offer, Trelawney will acquire the remaining Augen Gold Shares that it does not currently own on the basis of 0.0862 of a common share of Trelawney for each Augen Gold Share.  A notice of compulsory acquisition will be mailed promptly to all remaining holders of Augen Gold Shares.

Upon completion of the compulsory acquisition, Trelawney will take the necessary steps to delist Augen Gold Shares from the TSX Venture Exchange and to have Augen Gold cease to be a reporting issuer under Canadian securities laws.

Board of Directors of Augen Gold

In connection with the transaction, Lorne Woods and Robert Lamoureux have resigned as directors and have been replaced by individuals who are directors or officers of Trelawney.  Augen Gold’s board of directors is now comprised of Greg Gibson, Tim Peterson, Chris Irwin and Steve McIntyre.

U.S. Investors and Securityholders

In connection with the Offer, Trelawney has filed relevant materials with the United States Securities and Exchange Commission (the “SEC”), including one or more registration statements that contain a prospectus.  U.S. investors and U.S. securityholders are urged to read these documents and any other relevant documents filed by Trelawney with the SEC, as well as any amendments or supplements to these documents because they contain important information. U.S. Investors and U.S. securityholders may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Trelawney can be obtained free of charge by directing such request to Trelawney’s Information Agent, Laurel Hill Advisory Group or at Trelawney’s website at www.trelawneymining.com. U.S. investors and U.S. securityholders are urged to read the prospectus and the other relevant materials before making any investment decision with respect to the Offer.

About Trelawney

Trelawney is a Canadian junior mining and exploration company with a focus on Archean gold deposits. The Company’s current focus is directed towards the continued exploration and development of the Côté Lake Deposit, located in Chester Township 20 kilometres southwest of Gogama, Ontario.

About Augen Gold

Augen Gold is a gold exploration company with 23,685 hectares of staked and patented mining claims in the Southern Swayze Greenstone Belt, including the formerly producing Jerome Gold Mine. The claims cover a 45-kilometre long section of the Ridout Deformation Zone, believed to be the western extension of the Kirkland Lake/Larder Lake Break. The geological setting is comparable to the major gold camps of Timmins and Kirkland Lake, and the claims contain numerous gold showings that have received very little historical exploration.

For further information:

Media:	Augen Shareholders:

David Ryan Longview Communications Inc. 416-649-8007 Joel Shaffer Longview Communications Inc. 416-649-8006	Laurel Hill Advisory Group 1-877-452-7184 or 416-304-0211 (collect) Email: assistance@laurelhill.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains only summary information about the Offer and does not constitute an offer to purchase any securities. Complete information about the Offer is available by referring to the offer to purchase and take-over bid circular filed with Canadian securities regulators. Certain statements contained in this press release concerning Trelawney’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates are forward-looking statements. The words “believe”, “expect”, “intend”, “may”, “anticipate”, “will”, “would” and similar expressions and the negative of such expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are not based on historical facts, but rather on current expectations, assumptions and projections about future events. While Trelawney considers these factors and assumptions to be reasonable based on information currently available, they may be proven to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to general economic conditions; dependence on key personnel; and variations in required capital expenditures. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.